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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53743

PROCESSED
APR 07 2005
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Ave. WMT 0626
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Wilhelm 206 554-2499
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) WA (State) 98104-1126 (Zip Code)



RECD S.E.C.
MAR 01 2005
535

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald Wilhelm, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of WaMu Capital Corp. (the Company) as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Donald Wilhelm

Chief Financial Officer

SUBSCRIBED AND SWORN TO BEFORE ME

this 14 day of February 20 05



Notary public in and for the State of Washington

residing at Seattle, WA

COMMISSION EXPIRES 9/6/08


Notary Public
State of Washington
KATIE POWERS
My Appointment Expires Sep 6, 2008

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
WaMu Capital Corp.
Seattle, Washington

We have audited the following financial statements of WaMu Capital Corp. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of WaMu Capital Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of WaMu Capital Corp. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	17
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	18
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	19

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 16, 2005

WAMU CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 104,396
Cash and securities segregated in compliance with federal or other regulations	14,896,875
Receivable from:	
Brokers, dealers, and clearing organizations	451,623,245
Customers	7,350,067
Securities owned—at fair value ($1,892,338,667 pledged as collateral)	1,938,156,187
Securities purchased under agreements to resell	82,420,000
Furniture, equipment and leasehold improvements—at cost, less accumulated depreciation and amortization of $2,304,214	4,767,640
Receivable from affiliates	1,388,283
Underwriting and finders fees receivable	7,335,838
Interest receivable	10,429,260
Prepaid expenses and other assets	1,568,967
Current income tax receivable	5,110,832
TOTAL	$2,525,151,590

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings	$ 5,000,000
Payable to:	
Brokers, dealers, and clearing organizations	64,434,692
Customers	16,307,668
Securities sold but not yet purchased—at fair value	49,161,051
Securities sold under agreements to repurchase	2,194,323,716
Accrued compensation and related benefits	17,694,382
Payable to affiliates	1,294,556
Deferred income tax payable	1,165,140
Interest payable	2,824,991
Other liabilities and accrued expenses	2,301,087
Total liabilities	2,354,507,283
COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—10,000 shares authorized, issued, and outstanding	
Paid-in capital	100,000,000
Retained earnings	70,644,307
Total stockholder's equity	170,644,307
TOTAL	$2,525,151,590

See notes to financial statements.

1. ORGANIZATION

WaMu Capital Corp. (the "Company") is a wholly owned subsidiary of Washington Mutual, Inc. (the "Parent" or "WMI"), a publicly traded savings and loan holding company. The Company was incorporated in Washington State on November 30, 2001, and began operations on July 1, 2002. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company has offices located in Washington, California, and New York and is engaged in securities brokerage and related investment services that include institutional brokerage of securities, trading, underwriting, participation in selling groups of security underwritings, and distribution primarily of mortgage-backed securities. In addition, the Company earns fee income as a finder in whole loan transactions between third-party buyers and sellers. Generally, the selling party compensates the Company in connection with these transactions, in which the Company does not act as principal. A substantial portion of such fees was earned from affiliates (see Note 7).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

Revenue Recognition—Income from principal securities trading and any related commission expenses are recorded on a trade-date basis. Underwriting revenues and finder's fees are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred to match revenue recognition.

Fair Value of Financial Instruments—All of the Company's financial instruments are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold but not yet purchased are recorded on a trade-date basis and reported at fair value based on market prices or dealer quotations, with resulting unrealized gains and losses included in securities trading revenues.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at contracted amounts, which approximate fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments that are not held for trading purposes, including those with an initial maturity of three months or less, to be cash equivalents.

Receivable from and Payable to Brokers/Dealers and Customers—Receivables from brokers and dealers primarily include net amounts due from counterparties relating to unsettled trades and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and unrealized gains on to-be-announced securities ("TBAs"). Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from the seller by the settlement date (fails to receive) and unrealized losses on TBAs. Customer receivables and payables include amounts due from and due to customers for delivery versus payment transactions that have contractually settled. Management considers these receivables and payables to be adequately collateralized, and no allowances for credit losses have been recorded.

Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase—Repurchase and resale agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, as specified in the respective agreements. Resale agreements are collateralized by U.S. government and government agency obligations. The Company's policy is to take physical possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

Furniture, Equipment, and Leasehold Improvements—Furniture, equipment, and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to ten years. Management periodically evaluates furniture, equipment, and leasehold improvements for impairment as appropriate.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recorded for the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. The Company is included in a consolidated tax return with the Parent. Taxes are provided as if the Company filed a separate tax return.

Recently Issued Accounting Standards—In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In addition, the statement clarifies when a derivative contains a financing element that warrants special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company's adoption of the provisions of SFAS No. 149 did not have an impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the provisions of SFAS No. 150 did not have an impact on its financial statements.

On December 24, 2003, the FASB published a revision of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51* ("FIN 46 (R)"), which was originally issued in January 2003. FIN 46 and FIN 46 (R) provide guidance on the consolidation of certain entities in which equity investors: (1) do not have the characteristics of a controlling financial interest; (2) do not

have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or (3) have voting rights disproportionate to their economic interests, and the activities of the entity either involve or are conducted on behalf of the investor that has disproportionately few voting rights. Such entities are referred to as Variable Interest Entities ("VIE"). This guidance requires the primary beneficiary of a VIE to consolidate the entity. FIN 46 (R) clarifies certain provisions of FIN 46 and exempts certain entities from its requirements. For existing entities, the provisions of FIN 46 do not apply until the end of the first interim period ending after December 15, 2003. For new entities, FIN 46 was effective after January 31, 2003. The provisions of FIN 46 (R) are effective beginning with the first fiscal period ending after March 15, 2004. The Company's adoption of the provisions of FIN 46 (R) did not have an impact on its financial statements.

In December 2004, the FASB issued a revised version of the original Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123R, *Share-Based Payment*, supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee stock ownership plans. Effective January 1, 2003 and in accordance with the transitional guidance of Statement No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, the Company elected to prospectively apply the fair value method of accounting for stock-based awards granted subsequent to December 31, 2002. The Company is still in the process of evaluating the impact of Statement No. 123R which will be prospectively applied as of July 1, 2005. However, as the Company has already adopted Statement No. 148 and stock-based awards generally vest at the end of a three-year period, only those awards issued during or before 2002 but have not yet vested will be affected by Statement No. 123R. As such, the Company does not expect this statement to have a significant effect on the statement of income or the statement of financial condition. The amount of expense associated with stock-based compensation is settled through an intercompany account. The Company has stock-based compensation arrangements that are described in Note 7.

3. CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL OR OTHER REGULATIONS

As a clearing broker, the Company is subject to reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2004, cash and securities at fair value segregated in compliance with federal and other regulations, which represent amounts deposited for the exclusive benefit of customers under SEC Rule 15c3-3, totaled $14,896,875. Such amount was in excess of the required deposit of $5,102,137 by $9,794,738.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned (which includes $9,896,875 presented as cash and securities segregated in compliance with federal and other regulations) and securities sold but not yet purchased consist of trading securities at fair values as of December 31, 2004, as follows:

	Owned	Sold But Not Yet Purchased
U.S. government and government agency obligations	$ 1,838,838,913	$ (49,161,051)
Collateralized mortgage obligations and other asset-backed securities	109,214,149	-
	$ 1,948,053,062	$ (49,161,051)

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

5. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PURCHASED UNDER AGREEMENTS TO RESELL

At December 31, 2004, the fair value of securities sold subject to repurchase was $2,214,225,000 and the average effective interest rate on the transactions was 2.42%. The Company has accepted collateral related to securities purchased under agreements to resell that it is permitted by contract to sell or repledge. At December 31, 2004, the fair value of securities purchased under agreements to resell was $82,321,000, all of which was repledged, and the average effective interest rate on the transactions was 1.92%.

6. SHORT-TERM BORROWINGS

Pursuant to the Securities Clearing Agreement with the Bank of New York ("BoNY") dated February 1, 2002, BoNY may make overnight loans to the Company to finance failed deliveries of securities and to finance the Company's positions in securities. Such loans are collateralized by the Company, granting BoNY a security interest in any and all securities that are thereafter held and any and all cash balances thereafter deposited in the Company's account at BoNY, or such other collateral deemed satisfactory by BoNY. Interest due on such borrowings is calculated using the rate set by BoNY in light of money market conditions, availability of funds, and amount required and is payable monthly in arrears. At December 31, 2004, the Company owed BoNY $5,000,000 under the terms of the Securities Clearing Agreement, which was collateralized by securities with an aggregate market value of $7,365,774.

7. TRANSACTIONS WITH AFFILIATES

The Company has transactions with the Parent and its affiliates, such as leasing arrangements and agreements for affiliates to perform services on the Company's behalf. Certain common administrative costs are allocated between the Parent and its affiliates based on WMI management's analysis of the proportion of services utilized by each company. Amounts incurred under such arrangements are generally expensed and paid on a monthly basis. Management believes these arrangements are negotiated on terms substantially similar to market terms. Additionally, significant amounts of the Company's revenues are earned from affiliates via transactions conducted on terms substantially similar to market in the ordinary course of business. These fees are paid to the Company on a monthly basis.

In January 2003, the Company entered into an agreement with WMI for a revolving unsecured line of credit of $200,000,000, with interest payable monthly on the unpaid balance as of month-end. There were no borrowings against this line of credit at December 31, 2004.

Receivables from affiliates, as of December 31, 2004, comprise primarily whole loan finder's fees, as follows:

Washington Mutual Bank ("WMB")	$ 147,354
Washington Mutual Bank, FA ("WMBFA")	1,200,290
Washington Mutual Federal Savings Bank ("WMBFSB")	9,003
Washington Mutual Inc. ("WMI")	17,382
Washington Mutual Mortgage Securities Corp. ("WMMSC")	14,254
	$ 1,388,283

Income from affiliates for the period ended December 31, 2004, comprises underwriting revenue, whole loan finder's fees and CD finder's fees, as follows:

WMB	$ 42,119
WMBFA	17,561,855
WMMSC	21,129,888
Long Beach Mortgage Company ("LBMC")	8,531,224
	$ 47,265,086

Administrative Services—The Company and WMI are parties to the Administrative Services Contract ("Services Contract"). In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are recorded in the Company's financial statements.

The payable to affiliates, which is settled on a monthly basis and is primarily related to services provided under the services contract, consists of the following at December 31, 2004:

WMB	$ 1,031,196
WMBFA	172,111
WMI	36,044
WM Admin. Services	55,205
	$ 1,294,556

Expenses under the services contract for the year ended December 31, 2004, are as follows:

Technology services (included in information processing and communications)	$ 1,900,461
Subleased office space (included in occupancy and equipment; also see Note 9)	657,757
Shared services cost allocation (included in other expenses)	2,075,332
Other (included in other expenses)	153,181
	$ 4,786,731

WaMu Savings Plan—WMI maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 50% or less of their salaries pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's partial matching contributions of up to 4% also vest immediately. For the year ended December 31, 2004, the expense associated with the plan was $322,904.

Pension Plan—WMI maintains a noncontributory cash balance defined benefit pension plan for eligible employees. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance.

WaMu Capital Corp. employees participate in the following three stock-based compensation plans sponsored by its Parent:

Stock Option Plan—From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI's common stock on the award dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received through an intercompany account. Expense recorded in the financial statements relating to this plan was $192,331.

2003 Equity Incentive Plan—In February 2003 the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003 the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must be at least equal the fair market value of WMI'S common stock on the date of the grant. The options generally vest on a phased-in schedule over one to three years, depending on the terms of the grant, and expire ten years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants. Expense recorded in the financial statements relating to this plan was $155,990.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee was allowed to purchase the Company's common stock at a 15% discount from the fair market value of the common stock at the beginning or the end of a six month offering period, whichever price was lower, without paying brokerage fees or commissions on purchases. The Company paid for the program's administrative expenses. The plan was open to all employees who were at least 18 years old, had completed at least one month of service, and worked at least 20 hours per week. Participation was through either payroll deductions or lump sum payments with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends were automatically reinvested.

The ESPP was amended effective January 1, 2004, and the Plan Administrator exercised its discretion under the Plan to change certain terms. The ESPP no longer permits lump sum contributions, excludes employees who work for less than five months per year, has twelve monthly offering periods, and provides for purchase of stock at a 5% discount from the price at the end of the offering period.

8. INCOME TAXES

The provision for income taxes included in the statement of income consists of the following for the fiscal year ended December 31, 2004:

Current:	
Federal	$ 11,427,148
State	288,094
	11,715,242
Deferred:	
Federal	782,870
State	27,365
	810,235
Total taxes on income	$ 12,525,477

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The components of the net deferred income tax liability consist of the following at December 31, 2004:

Deferred tax assets:	
Deferred compensation and benefit plans	$ 225,065
State taxes	363
Total deferred tax asset	225,428
Deferred tax liabilities	
Basis difference on equipment	(805,113)
Other	(585,455)
Total deferred tax liability	(1,390,568)
Net deferred tax liability	$ (1,165,140)

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company subleases office space from WMB and WMBFA under noncancelable operating leases that expire on June 30, 2006 and April 30, 2007. In addition, the Company also subleases office space from a third-party landlord under a noncancelable operating lease that expires on May 31, 2014. Future rentals under the terms of the lease agreements are as follows:

Year Ending December 31	
2005	$ 1,469,688
2006	1,449,044
2007	986,487
2008	765,529
2009	765,529
Thereafter	3,381,088
	$ 8,817,365

Total rental expense under the leases for the fiscal year ended December 31, 2004, was $1,134,608.

At December 31, 2004, there were no pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB Statement No. 5, *Accounting for Contingencies*.

10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute net capital under the alternative provisions of the Rule, which require the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2004, the Company's net capital was $102,913,543, which was 556% of aggregate debit items, and which exceeded the minimum net capital requirement of $370,312 by $102,543,231.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Financial instruments used in trading activities, including derivative financial instruments and hedges of trading instruments, are carried at fair value. Derivatives used for hedging purposes include to-be-announced securities ("TBAs"). TBAs provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the statement of financial condition in receivables from brokers and dealers and payable to brokers and dealers, respectively, and in the income statement as income from securities trading. The credit risk for TBAs is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The following summarizes the notional amounts of TBAs and fair values (carrying amounts) of the related assets and liabilities at December 31, 2004:

	Notional	Fair Value	
	Amount	Assets	Liabilities
Sale of TBAs	$ 12,468,501,295	$ 3,543,671	$ 25,438,806
Purchase of TBAs	10,644,646,967	25,151,077	1,981,772

The Company has entered into certain Euro Future contracts during 2004 for hedging purposes. The following summarizes the notional amount of such contracts and fair values (carrying amounts) of the related assets and liabilities at December 31, 2004:

	Notional	Fair Value	
	Amount	Assets	Liabilities
Euro Future Contracts	$ 556,000,000	$ -	$ 41,400

13. CREDIT RISK

The Company engages in trading activities with various counterparties, primarily brokers/dealers, banks, and other financial institutions, primarily buying and selling U.S. government and agency securities. The settlement dates for these transactions may be longer than other transactions, generally up to 30 days. Due to this longer settlement period, the risk that the Company may incur losses if customers do not fulfill their contractual obligations is greater. Generally, transactions are settled on a delivery versus payment or receive versus payment basis. If counterparties do not fulfill their obligations, the Company may be exposed to risk based primarily on related market movements between transaction trade dates and expected settlement dates. The Company has established credit policies for evaluating the creditworthiness of counterparties, assigning trading risk limits, and ongoing monitoring of trading activities.

14. SUBSEQUENT EVENT

The Board of Directors of the Company approved a dividend payment to WMI in the amount of $25,000,000 in February 2005.

* * * * * *